This 13G filing is late because SEC failed to assign ID# timely or properly.


                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


              Under the Securities Exchange Act of 1934

                          (Amendment No. 6)*

                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (CUSIP Number)






Check the following box if a fee is being paid with this statement  /   /.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  800013             13G       Page 2 of 11 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robin Robinson
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

      5,925

6.  SHARED VOTING POWER

     3,443

7.  SOLE DISPOSITIVE POWER

         -0-

8.  SHARED DISPOSITIVE POWER

     1,612,407

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     1,612,407 (See Item 4 of this Schedule 13G)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.2%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.  800013             13G       Page 3 of 11 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lampkin Butts
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     25,061

6.  SHARED VOTING POWER

     3,443

7.  SOLE DISPOSITIVE POWER

     3,818

8.  SHARED DISPOSITIVE POWER

     1,612,407



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     1,634,975

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.4%

12. TYPE OF REPORTING PERSON*

     INDIVIDUAL

CUSIP NO.  800013             13G       Page 4 of 11 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TRUSTMARK NATIONAL BANK
     64-0180810

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Yes

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     3,443

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     1,612,407

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     1,612,407

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.2%

12. TYPE OF REPORTING PERSON*

     BANK

CUSIP NO.:  800013                      Page 5 of 11 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc. (The "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Persons Filing:

           Lampkin Butts
           Robin Robinson
           Trustmark National Bank

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          For Trustmark National Bank
          415 N. Magnolia Street
          Laurel, Mississippi 39440.

          The principal business address for each reporting person other than Trustmark National Bank is:

          225 N. 13th Avenue
          Laurel, Mississippi 39440





Item 2(c).     Citizenship:

          Lampkin Butts and Robin Robinson are
          United States citizens.

          Trustmark National Bank is a bank organized under the laws of the United States.


Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

CUSIP NO.:  800013                      Page 6 of 11 Pages

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.

Item 4.   Ownership

          The paragraphs below set forth information for each of the reporting persons with respect to the following:

          (a)  amount beneficially owned;
          (b)  percent of class; and
          (c)  number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote;
               (ii) shared power to vote or to direct the vote;
               (iii)sole power to dispose or to direct the disposition of;
               (iv) shared power to dispose or to direct the disposition
                       of.

     A. Lampkin Butts, Robin Robinson and Trustmark National Bank are the trustees of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates (the "ESOP"), which is the record owner of 1,612,407 shares of common stock of the Company. Trustmark National Bank, Mr. Butts and Ms. Robinson, in their respective capacities as trustees of the ESOP, share with each other investment power with respect to those shares of common stock and therefore are each deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the 1,612,407 shares of common stock owned of record by the ESOP. With respect to the voting power as to 3,443 shares, which are the shares of common stock not allocated to participant accounts under the ESOP, the member of the Administrative Committee of the ESOP share voting power. The participants in the ESOP exercise sole voting power as to the 1,608,964 shares allocated to their respective accounts under the ESOP.


     B. See note (A) above for a description of the nature of Ms. Robinson's beneficial ownership of the 1,612,407 shares of common stock owned of record by the ESOP. Ms. Robinson beneficial ownership of the 1,612,407 shares of common stock represents 11.2% of the outstanding common stock of the Company. Ms. Robinson, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned of record by the ESOP, except the 5,925 shares allocated to her individual account. There are 5,925 shares allocated to Ms. Robinson's account in the Company's ESOP, with respect to which Ms. Robinson has sole voting power, but over which she shares investment power with the other trustees of the ESOP.

CUSIP NO.:     800013                        Page 7 of 11 Pages


     C. See note (A) for a description of the nature of Mr. Butts' beneficial ownership of the 1,612,407 shares of common stock owned of record by the ESOP. The amount in this report also includes 3,773 shares owned of record by Mr. Butts, and 45 shares held as custodian for a minor child, over both amounts of which he exercises sole voting and investment power. With respect to the 21,243 shares allocated to his account under the Company's ESOP, Mr. Butts has sole voting power, but shares investment power with the other trustees of the ESOP. The amount in this report includes 18,750 options to purchase shares owned by Mr. Butts under the Company's Stock Option Plan, which options to purchase such shares were exercisable on the date of this Proxy, and the exercise price of which options were lower than the market price of that date. Mr. Butts beneficial ownership of 1,634,975 shares of common stock represents 11.4% of the outstanding common stock of the Company. Mr. Butts, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned of record by the ESOP, except the 21,243 shares allocated to his individual account, and the 45 shares held as custodian.

     D. Trustmark National Bank beneficially own 1,612,407 shares of common stock of the Company, which amount represents 11.2% of the outstanding shares of common stock of the Company. See note (A) for a description of the nature of Trustmark National Bank's beneficial ownership of the 1,612,407 shares of common stock owned of record by the ESOP. Trustmark National Bank, pursuant to Rule 13d-4, disclaims beneficial ownership of all shares of common stock owned of present by the ESOP, which constitute all shares of common stock reported as beneficially owned by it. Item 5. Ownership of Five Percent or Less of a Class:

          Not Applicable.

CUSIP NO.:  800013                      Page 8 of 11 Pages

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:


     Exhibit   Description

        1        Agreement of Joint Filing

CUSIP NO.:  800013                      Page 9 of 11 Pages

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 2, 1998

              /s/Lampkin Butts
                Lampkin Butts
               Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



               /s/Robin Robinson
               Robin Robinson
               Individually and in her capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



               TRUSTMARK NATIONAL BANK,
               In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates



                 BY:/s/Charles Windham, Jr.
                  Charles Windham, Jr.

               ITS: Vice President and Trust Officer

CUSIP NO.:  800013                      Page 10 of 11 Pages

                            EXHIBIT INDEX

EXHIBIT   DESCRIPTION


  1       Agreement of Joint Filing

CUSP NO.:  800013                      Page 11 of 11 Pages

     The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, that the foregoing Schedule 13G relating to the beneficial ownership of shares of the common stock, $1.00 per share par value, of Sanderson Farms, Inc. is filed on behalf of each of the undersigned. Each of the undersigned acknowledges responsibility for the timely filing of this Schedule and any amendments and for the completeness and accuracy of the information contained herein with respect to such person.
This Agreement of Joint Filing may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Dated this 2nd day of March, 1998.


                    /s/Lampkin Butts
                    Lampkin Butts
                    Individually and in his capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates


                    /s/Robin Robinson
                    Robin Robinson
                    Individually and in her capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates


                    TRUSTMARK NATIONAL BANK,
                    In its capacity as a trustee of the Employee Stock Ownership Plan and Trust of Sanderson Farms, Inc. and Affiliates




                    BY:/s/Charles Windham, Jr.
                    Charles Windham, Jr.
                     ITS: Vice President and Trust Officer